December 3rd, 2025

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Announces Normal Course Issuer Bid Accepted By TSX Venture Exchange

Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") announces that the TSX Venture Exchange (the "TSXV") has accepted its normal course issuer bid (the "NCIB") to purchase up to an aggregate of 4,350,450 common shares ("Common Shares") of the Company, representing 5% of the 87,009,006 Common Shares issued and outstanding on the date hereof.

Purchases under the NCIB may commence on December 8th, 2025, and will end no later than December 7th, 2026. The Common Shares will be purchased for cancellation through the facilities of the TSXV in accordance with its policies and at market price. Mako has retained Stifel Nicolaus Canada Inc. to make purchases on its behalf under the NCIB.

The Board of Directors and senior management of the Company believe that its Common Shares have been trading in a price range that does not adequately reflect their value in relation to the Company's business and future business prospects. The repurchase of the Company's Common Shares is, therefore, believed to be a prudent use of funds and in the best interests of Mako and its shareholders.

On behalf of the Board,

Akiba Leisman

Chief Executive Officer

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company.  The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, Telephone: 917-558-5289, E-mail: aleisman@makominingcorp.com or visit our website at www.makominingcorp.com and SEDAR www.sedarplus.ca.

Forward-Looking Information: Some of the statements contained herein may be considered "forward-looking information" within the meaning of applicable securities laws. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein reflects the Company's current beliefs and expectations, based on management's reasonable assumptions, and includes, without limitation, that the repurchase of Common Shares is a prudent use of funds and in the best interests of Mako and its shareholders and that the Company will repurchase Common Shares under the NCIB. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, changes in the plans to allocate funds to repurchase Common Shares under the NCIB, based on it share price or other factors, and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.